

Mail Stop 4720

March 1, 2016

<u>Via E-mail</u>
Joseph R. Ficalora
President and Chief Executive Officer
New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

> **Re:** **New York Community Bancorp, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed February 23, 2016**
> **File No. 333-208649**

Dear Mr. Ficalora:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 12, 2016 letter.

General

1.    We note that both you and Astoria filed the Form 10-K for the fiscal year ended December 31, 2015, on February 29, 2016, both of which are to be incorporated by reference into this Form S-4. Please note that we are continuing to review these filings and may have comments.

Calculation of Registration Fee

2.    We note that you have revised on the prospectus cover page the estimate maximum number of shares of NYCB common stock that may be issued in the merger. Please revise the fee table accordingly or explain this apparent discrepancy.

Prospectus Cover Page

3.      Please revise your disclosure to briefly describe the depositary shares and their automatic conversion feature, as well as identify the market and trading symbol for the depositary shares to be issued in the merger transaction. Please refer to Item 1 of Form S-4 and Item 501(b) of Regulation S-K.

Exhibit Index

4.      Please file the Deposit Agreement as an exhibit to the registration statement.

Exhibit 5.1

5.      Please direct counsel to revise its enumerated opinion (3) to:

- State that, when sold, your depositary shares and the depositary receipts evidencing your depositary shares will entitle their holders to the rights specified in your Deposit Agreement;
- Remove, or narrowly qualify the noted assumptions as they are overly broad and appear to assume material facts underlying the opinion. In this regard, we note that it is inappropriate to assume due authorization and assumption of the deposit agreement by the company, as well as, due authorization and valid issuance of Series B Preferred Stock upon which counsel is opinion in its enumerated opinion (2); and
- Since you are assuming Astoria's Depositary Agreement which is governed by the laws of the State of New York, expand the laws under which counsel is opining to include the laws of the State of New York.

For guidance, please refer to Section II.B.1.d of Staff Legal Bulletin No. 19.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc:     R. Patrick Quinn, Esq.
       Jared M. Fishman, Esq.